November 21, 2006

Mail Stop 3561

<u>BY U.S. Mail and Facsimile</u>

Mr. Robert Agresti
  Chief Executive Officer
AEROBIC CREATIONS, INC.
547 Boulevard
Kenilworth, New Jersey 07033

> **Re: Aerobic Creations, Inc.**
> **Item 4.01 Form 8-K,**
> **Filed November 13, 2006**
> **File No. 0-51091**

Dear Mr. Agresti:

We have reviewed the above referenced filing for compliance with the requirements solely with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments. Certain comments request supplemental information and others may require an amendment to your filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter, along with filing the amendment to the Item 4.02 Form 8-K within this same five business day period. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1.   Please revise the second sentence of the first paragraph to state whether the former accountants, Dale Matheson Carr-Hilton Labonte, Chartered Accountants ("Dale Matheson"), resigned, declined to stand for re-election or was dismissed as your independent registered public accounting firm. Your current disclosure indicates they were 'terminated.' Refer to Item 304(a)(1)(i) of Regulation S-B.

2.   The amended Item 4.01 Form 8-K, to be filed, should also include an updated Exhibit 16.1 letter from Dale Matheson indicating whether or not they agree with your revised disclosures to be included in the amended Item 4.01 Form 8-K.

3.   Further, we note the Exhibit 16.1 letter from Dale Matheson discloses that they "have not provided any audit or review services to Aerobic Creations, Inc. since the audit of the December 31, 2005 financial statements." In this regard, based on this disclosure it appears that Dale Matheson did not perform any review services on the unaudited interim financial statements included in your March 31, 2006, June 30, 2006 and September 30, 2006 Quarterly Reports on Form 10-QSB, filed with us on May 9, 2006, August 11, 2006 and October 24, 2006, respectively. Please tell us whether such interim unaudited financial statements included in each of your fiscal 2006 Quarterly Reports on Form 10-QSB were reviewed by an independent auditor as required by Item 310(b) of Regulation S-B. If so, tell us the name of the independent auditor and when the auditor was engaged to perform the review. Otherwise, if the interim financial statements have not been reviewed, they are considered to be materially deficient and are unacceptable in Commission filings, and therefore the Forms 10-QSB are considered delinquent. Please advise in detail. We may have further comment after review of your response.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Robert Agresti

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328 if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant